1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
 Attn: Mr. Keith Gregory

Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)

Dear Mr. Gregory:

This letter responds to comments that you conveyed via telephone on August 16, 2018, to Brooke Clark and me, in connection with your review of Post-Effective Amendment No. 1 to the registration statement on Form N-2 (“Registration Statement”) for Angel Oak Strategic Credit Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on July 2, 2018. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Post-Effective Amendment No. 2 at a future date, which will reflect the responses below. In addition, attached as Exhibit A are marked pages of the Fund’s prospectus (the “Prospectus”) and statement of additional information (the “SAI”) that reflect the disclosure changes discussed below, which will be incorporated in Post-Effective Amendment No. 2. Capitalized terms not defined herein have the definitions provided in the Registration Statement.

PROSPECTUS

Pricing Table and Related Disclosure

1.	Comment: Under “Securities Offered,” please disclose that the Fund’s shares are being offered at a price equal to the Fund’s then current net asset value per share “plus any applicable sales charge.”

Response: The Fund will revise the disclosure to state that the Fund’s shares are being offered at a price equal to the Fund’s then current net asset value per share “plus any applicable sales charge.”

Summary of Terms (pages 1-12)

2.
Comment: In “Portfolio Composition – Subordinated Debt, Senior Debt and Preferred Securities of Banks and Diversified Financial Companies,” please disclose the amount the Fund will invest in subordinated debt, senior debt and preferred securities of banks and diversified financial companies other than community banks or savings institutions.

Response: The Fund will revise the disclosure to indicate that the Fund anticipates investing in subordinated debt, senior debt and preferred securities of banks and diversified financial companies to a lesser extent than in subordinated debt, senior debt and preferred securities of community banks and savings institutions.

3.
Comment: In “Portfolio Composition – High Yield Securities,” please disclose the lowest credit rating, or the range of credit ratings, of the high yield securities in which the Fund will invest. Please make conforming changes to “Investment Objective and Strategies” as applicable.

Response: The Fund will revise the disclosure to clarify that there is no minimum credit quality for securities in which the Fund may invest and that, in the case of the Fund’s investments in residential and commercial real estate loans and mortgages, the Fund may acquire defaulted instruments. The Fund will also add disclosure regarding the risk of investing in distressed and defaulted instruments.

4.
Comment: In “Portfolio Composition – CLOs,” please revise the disclosure to state unequivocally that the Fund will be investing in subordinated tranches of the CLOs in which it will invest and please include disclosure that investing in the most subordinate tranche of a CLO has the highest risk of default and losses to the Fund. Please make conforming changes to “Investment Objective and Strategies” as applicable.

Response: The Fund notes that it expects to invest in all tranches of CLOs from time to time. The Fund will disclose that the Fund will, at times, invest in subordinated tranches of the CLOs. The Fund will revise the disclosure to include that investment in the most subordinate tranche of a CLO has the highest risk of default and losses to the Fund.

5.	Comment: In “Portfolio Composition – International Securities,” please disclose whether “securities of non-U.S. issuers” refers to equity securities, debt securities or both.

Response: The Fund will revise the disclosure to clarify that “securities of non-U.S. issuers” refers to debt securities.

6.
Comment: In “Portfolio Composition – Subsidiary,” please disclose that any Subsidiary through which a Fund may invest will be a domestic Subsidiary. Additionally, please clarify in the disclosure the credit rating of the securities in which a Subsidiary could invest or, if such securities are unrated, that the rating would be determined by the Adviser to be of comparable quality.

Response: The Fund will revise the disclosure to state that any Subsidiary in which it invests will be organized in the United States. In addition, the Fund will clarify in the disclosure that, consistent with the Fund, the Subsidiary may invest in loans of any credit rating or no credit rating, including without limit in below investment grade fixed income instruments.

7.
Comment: In “Administrator, Transfer Agent, Fund Accountant,” please disclose, and provide more information in the Prospectus as necessary, as to (i) whether USBFS will act as trustee for the assets held by a Subsidiary and (ii) the Adviser’s role as administrator for each Subsidiary, in accordance with Item 9.1(d) of Form N-2. Please provide information in the Prospectus as necessary with respect to any compensation to be paid to either the trustee or the administrator of each Subsidiary.

Response: The Fund notes that it does not currently have a Subsidiary, though it is expected that USBFS will act as trustee for any Subsidiary and that the Adviser will serve as the administrator for any Subsidiary. Prior to commencing the use of a Subsidiary, the Fund will supplement its Registration Statement to disclose this requested information.

8.	Comment: In “Valuations,” please clarify in the disclosure what “other third-party service providers” refers to in the below statement.

Because the Fund relies on various sources to calculate its NAVs, the Fund is subject to certain operational risks associated with reliance on the Pricing Services and other third-party service providers and data sources.

Response: “Other third-party service providers” is intended to refer to the Fund’s services providers as described in “Other Service Providers.” The Fund will revise the disclosure to delete the term “third-party” for consistency with the use of the term elsewhere in the Registration Statement to describe the Fund’s services providers.

9.	Comment: Under “Risk Factors,” please include “Subsidiary Risk.”

Response: The Fund will include “Subsidiary Risk” under “Risk Factors.”

10.	Comment: In “Risk Factors – Residential Loans and Mortgages Risk,” please disclose that the liquidity of residential loans and mortgages may change over time.

Response: The Fund will revise the disclosure to state that the liquidity of residential loans and mortgages may change over time.

Summary of Fees and Expenses (page 13)

11.
Comment: The Fund’s multiple class exemptive order indicates that, as conditions to issuing multiple classes, the Fund will “disclose in its prospectus the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multiple class funds under Form N-1A” and will “describe any arrangements that result in breakpoints in or elimination of sales loads in its prospectus.” SEC Release No. IC-33089 (May 1, 2018) (order) and No. IC-33066 (Apr. 5, 2018) (notice). Accordingly, please revise the disclosure to conform to these conditions.

Response: The Fund will revise the disclosure to conform to these conditions.

12.
Comment: Please revise the Prospectus disclosure to comply with the IM Guidance Update, Mutual Fund Fee Structures No. 2016-06 (Dec. 2016) (the “IM Guidance”). In this regard, the Staff notes that the Fund has included “Appendix A – Waivers and Discounts Available From Intermediaries” in its Prospectus. Please add references to Appendix A and related disclosure as complies with the IM Guidance.

Response: The Fund will revise the disclosure to comply with the IM Guidance.

13.
Comment: Please move the below statement to a footnote to the “Interest Payments on Borrowed Funds” line item in the fee table and clarify in disclosure what is meant by “only after net assets exceed $50 million.”

The Table below assumes that the Fund borrows money for investment purposes in an amount approximately equal to 20% of its net assets, only after net assets exceed $50 million.

Response: The Fund does not expect to borrow money until its net assets exceed $50 million. Therefore, the Fund will delete the above language as well as the “Interest Payments on Borrowed Funds” line item in the fee table, because the Fund no longer expects its net assets to exceed $50 million during the current fiscal year and therefore does not expect to borrow money during the current fiscal year. Please see the response to Comment 14 below.

14.	Comment: Please supplementally explain the basis for the $100 million figure in the below statement.

Assumes the Fund raises $100 million in proceeds in the first full fiscal year ending January 31, 2019, resulting in estimated average net assets of approximately $30,000,000.

Response: The Fund will revise the figure to $50 million, which the Adviser believes is a reasonable projection of the Fund’s expected net assets at the end of its first fiscal year.

15.
Comment: Please include disclosure relating to the interest payments the Fund expects to incur in connection with its expected credit facility during the current fiscal year throughout the Registration Statement where appropriate (e.g., discussions pertaining to leverage).

Response: As noted above in response to Comment 13, the Fund does not expect to borrow money during the current fiscal year and therefore is not expected to incur interest payment during that period.  The Fund will revise the disclosure throughout the Registration Statement where appropriate to indicate that it expects to enter into a credit facility in the future.

Use of Proceeds (page 15)

16.
Comment: Please disclose how long it will take the Fund to invest fully the proceeds of offers in accordance with Fund investment objectives and policies, the reason for any delay in investing fully such proceeds and the consequence of any such delay.

Response: The Fund will revise the disclosure to include the following statement:

The Fund currently intends to fully invest substantially all of the net proceeds in accordance with its investment objectives and policies within three months after receipt thereof. However, certain investments may be delayed up to an additional three months if suitable investments are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments.

Investment Objective and Strategies (pages 15-18)

17.
Comment: In “Portfolio Composition – Subordinated Debt, Senior Debt and Preferred Securities of Banks and Diversified Financial Companies,” please disclose the amount the Fund will invest in subordinated debt, senior debt and preferred securities of banks and diversified financial companies other than community banks or savings institutions.

Response: Please refer to the Fund’s response to Comment 2 above.

18.
Comment: In “Portfolio Composition – Residential Loans and Mortgages,” please disclose the range of credit qualities of residential loans and mortgages in which the Fund may invest, including the principal credit rating of residential loans and mortgages in which the Fund invests. Please provide similar disclosure for the Fund’s other principal investments (e.g., high yield securities).

Response: The Fund will revise the disclosure to state that it may invest in residential loans and mortgages of any credit quality, including, without limitation, instruments that are rated below investment grade and instruments that are not rated.

Investment Objective and Strategies – Subsidiary (page 18)

19.
Comment: Please confirm that, on an aggregate basis with any Subsidiaries, the Fund complies with Section 8 and Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), and rules thereunder.

Response: The Fund confirms that it will comply with Section 8 and Section 18 of the 1940 Act on an aggregate basis together with any Subsidiaries.

20.	Comment: Please confirm that each investment adviser to a Subsidiary complies with Section 15 of the 1940 Act and rules thereunder.

Response: It is not anticipated that a Subsidiary will enter into an investment advisory agreement with an investment adviser. Instead, it is expected that the Adviser, in its capacity as investment adviser to the Fund, will cause the Fund, as sole beneficial owner of the Subsidiary, to instruct the trustee of the Subsidiary to purchase or sell assets for the account of the Subsidiary.

21.	Comment: Please include as an exhibit each agreement between any Subsidiary and its investment adviser.

Response: As noted in response to Comment 20, it is not anticipated that any Subsidiary will enter into an investment advisory agreement. However, in the event that a Subsidiary does enter into an investment advisory agreement, the Fund undertakes that it will include each such agreement as an exhibit to the Registration Statement.

22.	Comment: Please confirm that any Subsidiary will comply with provisions of the 1940 Act relating to affiliated transactions and custody.

Response: The Fund confirms that any Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody.

23.	Comment: Please disclose the identity of each Subsidiary’s custodian.

Response: The Fund respectfully notes that it does not currently have a Subsidiary. It is currently expected that any Subsidiary will have the same custodian as the Fund. Prior to commencing the use of a Subsidiary, the Fund will supplement its Registration Statement to identify the Subsidiary’s custodian.

24.
Comment: Please confirm whether the Fund required the opinion of counsel regarding whether undistributed income derived from a Subsidiary is qualifying income and, if so, include the basis for that determination.

Response: It is currently expected that any Subsidiary would be a disregarded entity for U.S. federal income tax purposes. Thus, it is expected that any income, gain, loss, deduction or other tax items arising in respect of such a Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund. Because it is expected that the income earned by the Fund would generally be qualifying income and gains from investments in loans, the Fund does not intend to obtain an opinion of counsel addressing this issue.

25.
Comment: Disclose the principal strategies and risks of Subsidiaries that constitute principal strategies and risks of the Fund (i.e., principal strategies and risks of the Fund should reflect the aggregate operation of the Fund and any Subsidiaries).

Response: The Fund will revise the disclosure to clarify that the principal investments of Subsidiaries is residential whole loans and cross reference “Residential Loans and Mortgages Risk.” The Fund notes that the principal investment strategies and risks of the Fund include those of any Subsidiaries and the disclosure currently reflects the aggregate operation of the Fund and any Subsidiaries.

26.	Comment: Confirm that the financial statements of any Subsidiaries will be consolidated with those of the Fund.

Response: The Fund confirms that the financial statements of any Subsidiaries will be consolidated with those of the Fund.

27.
Comment: Confirm that the Subsidiary management fee (including any performance fee) will be included in the “Management Fee” line item and that Subsidiary expenses will be included in the “Other Expenses” line item in the Fee and Expense Table.

Response: The Fund respectfully notes that, as discussed in response to Comments 20 and 21 above, it is not anticipated that any Subsidiary will enter into an investment advisory agreement and, accordingly, no Subsidiary would be subject to a management fee. The Fund confirms that any Subsidiary expenses will be included in the “Other Expenses” line item in the Fee and Expense Table.

28.
Comment: Confirm that the board of directors of each Subsidiary will agree to inspection by the Staff of the Subsidiary’s books and records maintained in accordance with Section 31 of the 1940 Act and rules thereunder.

Response: It is expected that any Subsidiary will be organized as a statutory trust under the laws of the State of Delaware and, accordingly, will not have a board of directors. Nonetheless, the Fund confirms that a Subsidiary will subject itself to inspection by the Staff of its books and records maintained in accordance with Section 31 of the 1940 Act and rules thereunder.

29.
Comment: Provide more detailed disclosure with respect to the Fund’s investments through Subsidiaries (e.g., organizational structure of each Subsidiary; each Subsidiary’s place of organization; how investments will be selected for each Subsidiary; the party responsible for selecting investments for each Subsidiary; why the Fund/Subsidiary structure was chosen).

Response: The Fund respectfully notes that it does not currently have a Subsidiary. While it is currently expected that any Subsidiary will be organized as a statutory trust under the laws of the State of Delaware, will be a wholly-owned subsidiary of the Fund, and will invest primarily in residential whole loans or in instruments representing the right to receive interest payments and principal due on residential whole loans or any other security or instrument in which the Fund is permitted to invest directly, based upon recommendations made to the Fund by the Adviser, the ultimate form taken by a Subsidiary may be subject to change. The Fund undertakes that prior to commencing the use of a Subsidiary, the Fund will supplement its Registration Statement to provide more detailed disclosure consistent with this comment.

30.	Comment: In regards to the below disclosure, please clarify the meaning of “fractions or pools of whole loans.”

A Subsidiary may invest in whole loans or in instruments representing the right to receive interest payments and principal due on fractions or pools of whole loans or any other security or instrument in which the Fund is permitted to invest directly.

Response: The Fund will revise the disclosure to state that a Subsidiary may invest in residential and commercial real estate whole loans, participations in such loans or instruments representing the right to receive interest payments and principal due on such loans.

31.	Comment: Disclose the types (i.e., industry) of whole loans, pools of whole loans and fractions of whole loans in which a Subsidiary may invest.

Response: The Fund will revise the disclosure to clarify that the whole loans, participations in such loans or instruments representing the right to receive interest payments and principal due on such loans in which a Subsidiary may invest will not be limited to any particular industry or industries, though it is expected that such instruments will consist primarily of residential and commercial real estate loans and mortgages (and pools and fractions thereof).

32.	Comment: Please revise the disclosure to clarify the following statement:

The allocation of the Fund’s investments, if any, in a Subsidiary will vary over time and might not include all of the types of investments described above.

Response: The Fund will revise the disclosure to state: “The allocation of the Fund’s investments, if any, in a Subsidiary will vary over time, and a Subsidiary’s investments will also vary and may not include all of the types of investments described above.”

33.
Comment: Please include narrative disclosure with respect to the Adviser’s overall loan selection process and describe the particular selection standards for loans (e.g., maturity, duration, credit quality).

Response: The Fund respectfully notes that the “Summary of Terms – Investment Opportunities and Strategies” section of the Prospectus discloses that the Fund does not have a policy to target a particular average maturity or duration and may invest in fixed income securities of any maturity or duration. Further, as explained in the Prospectus, the Fund seeks to invest opportunistically based on a relative value analysis that focuses on a variety of factors and also seeks to hold a diversified portfolio with a range of position sizes, geography, ratings, duration, structure and collateral values. Accordingly, no single set of selection standards is expected to govern the Fund’s loan selection process over time.

34.
Comment: Please disclose the procedures for valuing loans (e.g., factors that are considered, how such factors incorporate the Fund’s valuation methodologies, how loans are fair valued and adjusted to reflect changes in interest rates, spread levels and other market conditions).

Response: As discussed in “Determination of Net Asset Value” in the Prospectus, the Fund’s investments in loans are valued in accordance with valuation guidelines established by the Board. Loans are generally valued on the basis of evaluated prices provided by one or more Pricing Services. Consistent with the Fund’s valuation procedures, the Adviser monitors the pricing information provided by Service Providers, subject to the oversight of the Board.

35.	Comment: Please confirm supplementally that loans are valued on an individual basis and not on a pooled basis, even if loans are pooled in a standalone investment vehicle.

Response: The Fund confirms that loans are valued on an individual basis and not on a pooled basis, even to the extent those loans are pooled in a standalone investment vehicle.

36.
Comment: Please clarify the disclosure below. Consider including disclosure stating that the principal risks of the Fund also apply to Subsidiaries, if accurate. Otherwise, please indicate for each risk factor whether the risk applies to the Fund, a Subsidiary or both.

References herein to the investment exposure of the Fund also refer to the investment exposure to a Subsidiary.

Response: The Fund will revise the disclosure to clarify the risks that would be applicable to a Subsidiary.

Types of Investment and Related Risks (pages 19-33)

37.	Comment: “Principal Risks of Investing in the Fund – Fixed-Income Instruments Risk” contains the below statement.

A fund with a negative average portfolio duration may increase in value when interest rates rise, and generally incurs a loss when interest rates decline.

If the Fund expects to have a negative average portfolio duration, please discuss this in “Investment Opportunities in Strategies,” including which securities may have negative duration and the Fund’s strategy with respect to managing negative duration. If the Fund does not expect to have a negative average portfolio duration, please move the above statement to the Statement of Additional Information.

Response: The Fund does not expect to have a negative average portfolio duration and will accordingly move the above statement to the Statement of Additional Information.

38.
Comment: If investing in developing market countries is a principal strategy of the Fund, please disclose this in “Principal Risks of Investing in the Fund – International Securities Risk.” If investing in developing market countries is not a principal strategy of the Fund, please delete the reference to developing markets in “Summary of Terms” and throughout the Prospectus.

Response: Investing in developing market countries is not a principal strategy of the Fund. Accordingly, the Fund will delete the references to developing market countries.

39.	Comment: “Principal Risks of Investing in the Fund – Liquidity and Valuation Risk” contains the following statement:

In addition, during periods of reduced market liquidity or market turmoil, or in the absence of readily accessible market quotations for an investment in the Fund’s portfolio, the ability of the Fund to assign an accurate daily value to that investment may be limited and the Adviser, on behalf of the Fund, may be required to perform a fair valuation of the instrument.

If accurate, please include “and Subsidiary” after “on behalf of the Fund.” Please add this disclosure throughout the Registration Statement as appropriate.

Response: The Fund notes that any fair valuation of instruments held by a Subsidiary would be performed by the Adviser in its capacity as the Fund’s investment adviser pursuant to the terms of the investment advisory agreement with the Fund, as described in “Determination of Net Asset Value” in the Prospectus. Accordingly, the Fund does not believe that it would be accurate to state that the Adviser performs fair valuations on behalf of a Subsidiary.

40.	Comment: Please include extension risk as a principal risk of the Fund.

Response: The Fund will add extension risk as a principal risk of the Fund.

41.
Comment: In “Principal Risks of Investing in the Fund – Subordinated Debt, Senior Debt and Preferred Securities of Banks and Diversified Financial Companies,” please clarify the disclosure to explain the risks of subordinated debt, senior debt and preferred securities in relation to diversified financial companies.

Response: The Fund will clarify the disclosure to explain the risks of subordinated debt, senior debt and preferred securities in relation to diversified financial companies.

42.	Comment: In “Principal Risks of Investing in the Fund – Uncertain Tax Treatment,” please quantify the portion of the Fund’s net assets anticipated to be invested in below investment grade instruments.

Response: The Fund will revise the disclosure to indicate that the Fund expects to invest without limit in below investment grade instruments.

Description of Capital Structure (pages 45-47)

43.	Comment: Please include a table of the Fund’s outstanding securities in accordance with Item 10.5 of Form N-2.

Response: The Fund will include a table of the Fund’s outstanding securities in the Prospectus in accordance with Item 10.5 of Form N-2.

Plan of Distribution (page 57)

44.	Comment: Please create a new section of the Prospectus that discloses in one place all information that is required by Item 12(c) of Form N-1A.

Response: The Fund will create a new section of the Prospectus that discloses in one place all information that is required by Item 12(c) of Form N-1A.

45.	Comment: Please conform the following disclosure to the Form of Distribution and Shareholder Servicing Plan included as Exhibit 99(h)(2) to the Registration Statement:

The Plan provides that the Fund will pay the Distributor and/or any registered securities dealer, financial institution or any other person (the “Recipient”) a shareholder servicing fee of 0.25% of the average daily net assets of the Class A shares of the Fund in connection with the promotion and distribution of the class’s shares or the provision of personal services to the class’s shareholders, including, but not necessarily limited to, advertising, compensation to underwriters, dealers and selling personnel, the printing and mailing of prospectuses to other than current Fund shareholders, the printing and mailing of sales literature and servicing the class’s shareholder accounts (“12b-1 Expenses”). The Fund or the Adviser may pay all or a portion of these fees to any Recipient who renders assistance in distributing or promoting the sale of the class’s shares, or who provides certain shareholder services, pursuant to a written agreement.

Response: The Fund will conform the above disclosure to the Form of Distribution and Shareholder Servicing Plan included as Exhibit 99(h)(2) to the Registration Statement.

Sales Charges – Class A Shares (pages 58-61)

46.	Comment: Please revise the following disclosure to refer to a “sales charge” instead of a “sales commission” and make conforming changes throughout the Registration Statement:

Certain persons may be entitled to purchase Class A shares of the Fund without paying a sales commission.

Response: The Fund will revise the disclosure to refer to a “sales charge” instead of a “sales commission” and will make conforming changes throughout the Registration Statement.

47.	Comment: Throughout the Registration Statement, for each disclosure with respect to sales charge discounts or waivers, please cross reference Appendix A.

Response: The Fund will cross reference Appendix A for each disclosure with respect to sales charge discounts or waivers.

48.
Comment: Please supplementally confirm that any intermediary-specific sales charge discounts/waivers, besides those currently disclosed in Appendix A, will be reflected in an amendment to the Registration Statement as soon as agreed upon.

Response: The Fund confirms that any intermediary-specific sales charge discounts/waivers, besides those currently disclosed in Appendix A, will be reflected in a supplement to the Prospectus as soon as agreed upon.

49.	Comment: Please supplementally confirm that there are no variations in sales charge breakpoints for any intermediary except for as disclosed in Appendix A.

Response: The Fund confirms that there are no variations in sales charge breakpoints for any intermediary except for as disclosed in Appendix A.

50.
Comment: Please revise the following statement to state that the following sections discuss ways to obtain discounts on purchases and waivers of contingent deferred sales charges on Class A shares of the Fund:

The following sections discuss ways to obtain a reduced sales charge on the purchase of Class A shares of the Fund.

Response: The Fund will revise the statement to read: “The following sections discuss ways to obtain discounts on purchases and waivers of contingent deferred sales charges on Class A shares of the Fund.”

51.
Comment: Please disclose whether the Fund makes available, free of charge, on or through the Fund’s website, the information required by Items 12(a)(1)-(4) and 23(a) of Form N-1A, including whether the website includes hyperlinks that facilitate access to the information. If the Fund does not do so, disclose the reasons why it does not do so, in accordance with Item 12(a)(5) of Form N‑1A.

Response: The Fund will disclose that the Fund makes available, free of charge, on the Fund’s website at www.angeloakcapital.com information about sales charges, including applicable waivers, breakpoints and discounts to the sales charges.

52.
Comment: Please describe, if applicable, the methods used to value accounts in order to determine whether a shareholder has met sales charge breakpoints, including the circumstances in which and the classes of individuals to whom each method applies in accordance with Item 12(a)(3) of Form N-1A.

Response: The Fund will revise the disclosure to clarify that the method applied to value accounts in order to determine whether a shareholder has met sales charge breakpoints is net amount invested.

53.
Comment: In “Rights of Accumulation,” please clarify the following: “For purposes of determining the applicable sales charge discount, a “purchaser” includes . . . employees of a common employer, provided that economies of scale are realized through remittances from a single source and quarterly confirmation of such purchases.” Additionally, clarify the standard for determining whether economies of scale are realized from a single source.

Response: The Fund will revise the disclosure to state: “For purposes of determining the applicable sales charge discount, a “purchaser” includes . . . employees of a common employer, provided that purchases are aggregated and submitted by a single source and quarterly confirmation of such purchases can be provided to that single source.” The Fund will delete the reference to economies of scale.

54.	Comment: In “Rights of Accumulation,” please clarify or delete the following: “or by other means which result in economy of sales effort or expense.”

Response: The Fund will revise the disclosure to delete the above statement.

55.	Comment: Generally, please check for consistency and accuracy of use of the defined term “Intermediary.”

Response: The Fund will revise the disclosure to consistently and accurately use the term “financial intermediary.”

56.	Comment: Please consider renaming “Purchases Without a Sales Charge” to “Waivers of Class A Sales Charge.”

Response: The Fund will rename “Purchases Without a Sales Charge” to “Waivers of Class A Sales Charge.”

57.
Comment: Generally, please revise the disclosure so that any sales charge discounts/waivers “described in Appendix A” are solely described in Appendix A, as opposed to both in the Prospectus and in Appendix A.

Response: The Fund will revise the disclosure so that such sales charge discounts/waivers are solely described in Appendix A.

58.	Comment: Supplementally, please describe what is meant by “Class A NAV agreement” as it is used in the following disclosure:

Purchases by Retirement Plans (as defined below) that are maintained on retirement platforms sponsored by financial intermediary firms, provided the financial intermediary firms have entered into a Class A NAV agreement with respect to such retirement platforms, as described in Appendix A.

Response: The Fund will delete the disclosure from the Prospectus in accordance with Comment 57 above because it refers to a sales charge discount/waiver that should be described solely in Appendix A.

59.	Comment: Please delete references to financial intermediaries who have entered into an agreement with the Fund’s Distributor.

Response: The Fund will delete references to financial intermediaries who have entered into an agreement with the Fund’s Distributor.

60.	Comment: Please delete the following disclosure or move the disclosure to an appropriate place in the Prospectus:

The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. The Fund’s sales charge waivers and discounts described in this Prospectus are available for Fund share purchases made directly from the Fund (or the Distributor) and are generally available through financial intermediaries. The sales charge waivers and discounts available through certain other financial intermediaries are set forth in Appendix A-Waivers and Discounts Available from Intermediaries, attached to this Prospectus, which may differ from the sales charge waivers and discounts available for purchases made directly from the Fund (or the Distributor). Please contact your financial intermediary for information about which classes of shares of the Fund they offer and to take advantage of the sales charge waivers and discounts described in this Prospectus or in Appendix A.

Response: The Fund will move the disclosure to immediately before “Rights of Accumulation.”

61.	Comment: If applicable, please add “and dividends” after “of distributions” in the following statement:

Any Class A shares acquired by reinvestment of distributions will be repurchased without a CDSC.

Response: The Fund has revised the statement as follows: “Any Class A shares acquired by reinvestment of distributions and dividends will be repurchased without a CDSC.”

62.
Comment: The disclosure states that no CDSC is applied in certain instances, including “other circumstances under the Adviser’s discretion.” Please specify in the disclosure the principal other circumstances in which no CDSC is applied.

Response: The Fund respectfully notes that it has not established specific criteria to determine under which other circumstances it may exercise its discretion to waive a CDSC.  The Fund has revised the disclosure for clarity to state: “Circumstances that the officers of the Fund, in their discretion, deem to warrant a waiver of the CDSC.”

How to Buy Shares (pages 62-63)

63.	Comment: Please add disclosure to the following statement clarifying how long the commissions continue.

The dealer of record may receive commissions on Class A sales of $1 million or more based on an investor’s cumulative purchases. Such commissions are paid at the rate of 1.00% of the amount under $3 million, 0.50% of the next $47 million and 0.25% thereafter.

Response: The Fund will revise the disclosure as follows: “The Distributor may pay a commission to a dealer of record for an investor’s purchases of Class A shares that are subject to a sales charge waiver due to the investor’s cumulative holdings of $1 million or more. Such commissions are paid at the rate of 1.00% of the amount under $3 million, 0.50% of the next $47 million and 0.25% thereafter. Starting in the nineteenth month after such a purchase, the dealer of record will also receive an annual distribution and/or shareholder servicing fee of up to 0.25% of the average daily net assets represented by that purchase. Prior to the nineteenth month, the Distributor will retain this fee. Where the dealer of record does not receive the payment of this commission, the dealer of record will instead receive the annual distribution and/or shareholder servicing fee starting immediately after purchase. Please contact your dealer of record for more information.”

64.	Comment: Please clarify what is meant by “in compliance with a quarterly repurchase offer” in the following statement:

You may only exchange your Shares in the Fund for shares in another Angel Oak mutual fund in compliance with a quarterly repurchase offer.

Response: The Fund will revise the disclosure as follows: “You may only exchange your Shares in the Fund for shares in another Angel Oak mutual fund in conjunction with a quarterly repurchase offer and for an amount equal to the amount of the Shares tendered and repurchased.”

Appendix A – Waivers and Discounts Available From Intermediaries (pages A-1 – A-2)

65.	Comment: Please delete the following statement:

The availability of certain sales charge waivers and discounts will depend on whether you purchase your Shares directly from the Fund or through a financial intermediary.

Response: The Fund will delete the above statement.

66.	Comment: Please confirm that Appendix A is attached to the Prospectus.

Response: The Fund confirms that Appendix A is attached to the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (pages 18-19)

67.
Comment: The disclosure states that there will be no limit on “certain asset-backed securities that are backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other such that the economic characteristics of such a security are not predominantly related to a single industry.” The Staff believes that this conflicts with Section 8(b)(1)(E) of the 1940 Act by constituting a freedom of action to concentrate. Accordingly, please determine what industry classification applies to each asset-backed security for concentration purposes. The Fund could consider the nature of the asset-backed security’s underlying receivable to determine industry classification for concentration purposes or could reasonably classify asset-backed securities in a single industry for concentration purposes.

Response: The Fund believes the disclosure is consistent with the 1940 Act. The interpretation explains that there are certain types of asset-backed securities that do not reflect the risks associated with a particular industry. In the case of asset-backed securities, to the extent that such a security is backed by a pool of loans issued to companies in a single industry or group of industries, the Fund treats the security as part of such industry or group of industries. However, to the extent that such a security is backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other (as is commonly the case for collateralized debt obligations and collateralized loan obligations), it would not be practicable for the Fund to look through to the industry classification of each company that has been issued a loan within the pool, and the Fund believes it is reasonable not to classify such securities as relating to a particular industry or group of industries.

The Fund believes that this policy is consistent with previous guidance from the SEC staff and the practices of other mutual funds. Guide 19 to Form N-1A permitted registrants to define their own industry classifications, provided that the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics.1 Although the guidelines have been rescinded, registrants continue to rely on them and the SEC has indicated its continued approval of the Guide 19 instruction that registrants may rely on their own reasonable industry classifications, provided they are not overly broad within the meaning of Guide 19.2

[1]	The preamble to the Guidelines for Form N-2 stated that “[t]he Guidelines to Form N-1A [were] also applicable to Form N‑2 unless the context dictates otherwise.”

[2]
See Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the SEC agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen